Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 6 DATED AUGUST 5, 2021
TO THE PROSPECTUS DATED MAY 14, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated May 14, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to disclose an additional $200 million commitment by MassMutual to purchase Class N shares in the private offering;
•to disclose an increase in the size of the private offering; and
•to provide an update on the status of our current public offering;
Additional MassMutual Commitment to Purchase Class N Shares
The following disclosure modifies the disclosure in the section of the Prospectus entitled “Description of Capital Stock — Class N Shares” and all related disclosures in the Prospectus.

On July 29, 2021, we entered into a subscription agreement with MassMutual (the "Subscription Agreement") pursuant to which MassMutual agreed to purchase up to $200 million in Class N shares upon our request at one or more closings held prior to January 29, 2023 (the 18-month anniversary of the date of the Subscription Agreement) in the private offering. The purchase price per Class N share purchased by MassMutual pursuant to the Subscription Agreement will be the NAV per Class N share as of the end of the preceding month. MassMutual previously agreed to purchase up to $200 million in Class N shares in the private offering pursuant to the subscription agreement between us and MassMutual dated August 7, 2020 (the "Initial Subscription Agreement"), for a total commitment of up to $400 million. As discussed below, we have granted MassMutual certain repurchase rights in connection with the Class N shares acquired by MassMutual pursuant to the Subscription Agreement and the Initial Subscription Agreement (collectively, the "MassMutual Shares").

Automatic Repurchase Rights

Pursuant to the Subscription Agreement, we will repurchase MassMutual Shares on a monthly basis at a price per share equal to the NAV per Class N share as of the last day of the month preceding the Determination Date (as defined below) until we have repurchased at least $200 million of MassMutual Shares. In any month, MassMutual may elect to forego the next monthly repurchase.

The aggregate amount (based upon aggregate repurchase price) of MassMutual Shares that we are required to repurchase in any month will be equal to (a) the sum of 100% of monthly net proceeds to us from the sale of shares of common stock in this offering to Invesco Global Property Plus Fund, a sub-fund of Invesco Global Real Estate Fund FCP-RAIF (the "IGP+ Fund"), which is managed by an affiliate of the Adviser, as of the Determination Date, plus (b) between 50% and 100% (in our discretion) of the monthly net proceeds to us from the sale of shares of common stock in this offering to persons other than the IGP+ Fund as of the Determination Date, except that we will not be required to repurchase more than $70 million (based upon aggregate repurchase price) of MassMutual Shares during any Fundraising Period. "Fundraising Period" means each of (1) the period beginning on May 14, 2021, and ending on May 31, 2022, (2) the period beginning June 1, 2022 and ending on May 31,

2023, and (3) the period beginning on June 1, 2023 and ending on May 31, 2024. "Determination Date" means the date that is five business days prior to the first calendar day of the month in which the repurchase occurs.

In our sole discretion, we may repurchase an amount (based upon the aggregate repurchase price) of MassMutual Shares that exceeds $70 million in any Fundraising Period. We will not be required to repurchase more than $200 million (based upon the aggregate repurchase price paid by us) in MassMutual Shares over the course of the three Fundraising Periods.

At all times, we will limit monthly repurchases as necessary to ensure that the aggregate NAV of MassMutual Shares is not less than $50 million.

Repurchase Rights Upon Request

Pursuant to the Subscription Agreement, upon (a) the expiration of the Lock-Up Period (as defined below) and (b) our having repurchased the maximum amount of $200 million (based upon the aggregate repurchase price paid by us) of MassMutual Shares as described above, MassMutual will have the right to request that we repurchase any outstanding MassMutual Shares, subject to the terms set forth below. "Lock-Up Period" means the period beginnings on September 28, 2020 and ending upon the earlier of (1) May 14, 2024 (the third anniversary of the date we commenced this public offering) and (2) the date that our aggregate NAV is at least $1.5 billion.

Such repurchases will be made monthly upon written request of MassMutual at a price per share equal to the NAV per Class N share as of the last day of the immediately preceding month. The repurchase price of MassMutual Shares may never be less than the applicable NAV per share for the month immediately preceding the month in which the repurchase occurs. MassMutual may revoke a repurchase request in writing at any time prior to the repurchase date.

The aggregate amount (based upon aggregate repurchase price) of MassMutual Shares that we are required to repurchase in any month upon MassMutual's request will be limited to no more than (a) 15% of the net proceeds to us from the sale of shares of common stock in this offering to persons other than MassMutual and its affiliates in the month immediately preceding the month in which MassMutual's repurchase request is timely submitted, and (b) 1.5% of our aggregate NAV as of the last day of the month immediately preceding the month in which MassMutual's repurchase request is timely submitted.

The repurchase rights granted to MassMutual pursuant to the Subscription Agreement, as described above, supersede and replace the repurchase rights originally granted to MassMutual pursuant to the terms of the Initial Subscription Agreement.

MassMutual Shares are not eligible for repurchase pursuant to our share repurchase plan, as described elsewhere in this prospectus.

Increase in Size of Private Offering
The following disclosure modifies the disclosure in the sections of the Prospectus entitled "Management's Discussion and Analysis — Private Offering of Class N Shares” and all related disclosures in the Prospectus.

Our board of directors authorized an increase in the maximum aggregate size of the private offering from $400 million to $500 million in Class N shares.

Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we have issued and sold in this offering (1) 783,305 shares of our common stock (consisting of 91 Class T shares, 91 Class S shares, 91 Class D shares and 783,032 Class E shares) in the primary offering for total proceeds of $22.0 million and (2) 881 shares of our common stock (consisting of 495 Class I shares and 386 Class E shares) pursuant to our distribution reinvestment plan for a total value of approximately $25,000. As of June 30, 2021, our aggregate NAV was $175.1 million. We intend to continue selling shares in this offering on a monthly basis.